Employers Holdings, Inc.
10375 Professional Circle
Reno, NV 89521-4802

September 4, 2014

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4720

Dear Mr. Rosenberg:

Employers Holdings, Inc., a Nevada corporation (the “Company”), acknowledges receiving your letter dated August 25, 2014, regarding the Company’s Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on February 20, 2014.

The Company requests a 10 day extension of time to file its response, which the Company intends to file with the Commission on or about September 17, 2014.

Very truly yours,

EMPLOYERS HOLDINGS, INC.
/s/ William E. Yocke
Executive Vice President, Chief Financial Officer